Exhibit 99.1

Jiayuan Announces Second Quarter 2013 Financial Results

BEIJING, China, August 21, 2013 — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights(1)

•                      Net revenues for the second quarter 2013 were RMB119.3 million (US$19.4 million), a year-over-year increase of 20.0% and a sequential increase of 7.0% compared to the first quarter of 2013.

•                      Operating income for the second quarter 2013 was RMB12.5 million (US$2.0 million), a decline of 32.4% compared to RMB18.5 million for the corresponding quarter of 2012, and an increase of 33.5% compared to RMB9.4 million for the previous quarter. The year-over-year decrease was primarily due to increases in selling and marketing expenses and R&D expenses. The sequential increase was a result of growth in the Company’s online business and better cost control. Excluding share-based compensation, non-GAAP(2) operating income for the second quarter 2013 was RMB16.0 million (US$2.6 million), compared to non-GAAP operating income of RMB19.0 million for the corresponding quarter of 2012, representing a year-over-year decrease of 15.8% and an increase of 18.0% compared to RMB13.5 million for the previous quarter.

•                      Net income for the second quarter 2013 was RMB13.1 million (US$2.1 million), a decrease of 36.4% compared to RMB20.5 million for the corresponding quarter of 2012, and an increase of 64.6% compared to RMB7.9 million for the previous quarter. Excluding share-based compensation, non-GAAP net income for the second quarter of 2013 was RMB16.5 million (US$2.7 million), with a decrease of 21.4% compared to RMB21.0 million for the corresponding quarter of 2012, and an increase of 36.5% compared to RMB12.1 million for the previous quarter.

“We saw healthy growth in the second quarter with net revenues increasing 20.0% year-over-year as our mobile product and personalized matchmaking offers continued to grow in popularity,” said Mr. Linguang Wu, CEO of Jiayuan. “We also further enhanced online user experience during the quarter through an upgrade of our online system to better identify and block unhealthy user behavior.”

Mr. Wu added, “In the second half of this year, we expect to introduce new mobile products addressing the specific needs and spending patterns of our rapidly growing mobile user base. As greater numbers of Chinese singles from different age groups, income levels and regions look for love online through multiple platforms, we are confident that Jiayuan has the right strategy in place to grow our user base while increasing monetization over time.”

(1)  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended June 30, 2013, were made at an exchange rate of RMB6.1374 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on June 28, 2013. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

(2)  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures’’ and “Reconciliations to Unaudited Condensed Consolidated Statements of Comprehensive Income”.

“As China’s leader in online dating, Jiayuan will continue to prioritize user experience by ensuring that users have a safe environment in which to look for love online,” commented Mr. Shang Koo, CFO of Jiayuan. “In the second half of this year, we look forward to bringing our personalized matchmaking service to new high growth markets and to launching exciting new products optimized for the mobile users, which we expect will contribute to top-line growth in the medium term.”

Second Quarter 2013 Operational Results

The number of average monthly active user accounts(3) for the second quarter 2013 was 5,321,383, compared to 5,333,341 for the corresponding period of 2012 and 5,188,638 for the previous quarter.

The number of average monthly paying user accounts(4) for the second quarter 2013 was 1,326,370, compared to 1,222,880 for the corresponding period of 2012 and 1,279,063 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the second quarter 2013 was RMB26.6, compared to RMB23.4 for the corresponding period in 2012 and RMB26.1 for the previous quarter.

Second Quarter 2013 Financial Results

Jiayuan reported net revenues of RMB119.3 million (US$19.4 million) for the second quarter of 2013, representing a year-over-year increase of 20.0% from RMB99.4 million and an increase of 7.0% from RMB111.5 million in the previous quarter. This was primarily due to strong growth in online services as well as continued momentum in the personalized matchmaking business.

•                      Online services contributed RMB105.9 million (US$17.3 million), or 88.8% of net revenues for the second quarter of 2013, representing a year-over-year increase of 23.1% from RMB86.0 million and an increase of 5.7% from RMB100.2 million for the previous quarter. Both the year-over-year and sequential increase were mainly attributable to the increases in the number of paying user accounts and ARPU.

•                      Events and VIP services, which comprise Jiayuan’s personalized matchmaking business, contributed RMB12.9 million (US$2.1 million), or 10.8% of net revenues for the second quarter of 2013, representing a year-over-year increase of 0.9% from RMB12.8 million, and an increase of 13.8% from RMB11.3 million for the previous quarter. The sequential revenue growth was primarily due to an increase in the number of personalized matchmaking customers served in the second quarter of 2013.

(3)  Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the second quarter of 2013, average monthly active user accounts include active user accounts with izhenxin.com and juedui100.com.

(4)  In the second quarter of 2013, average monthly paying user accounts include paying user accounts with izhenxin.com and juedui100.com.

Cost of revenues for the second quarter of 2013 was RMB44.4 million (US$7.2 million), representing a year-over-year increase of 27.8% from RMB34.7 million and an increase of 17.0% from RMB37.9 million for the previous quarter. The year-over-year increase was in line with the growth of online services and the expansion of the Company’s personalized matchmaking business. The sequential increase was primarily due to increased investment in the Company’s personalized business and higher transaction costs related to payments received through the mobile platform.

Gross profit for the second quarter of 2013 was RMB74.9 million (US$12.2 million), representing a year-over-year increase of 15.8% from RMB64.7 million and an increase of 1.8% from RMB73.6 million for the previous quarter.

Selling and marketing expenses were RMB44.5 million (US$7.3 million) for the second quarter of 2013, representing a year-over-year increase of 49.5% from RMB29.8 million and an increase of 0.9% from RMB44.1 million for the previous quarter. The year-over-year increase was primarily related to the rising cost per advertisement and increased brand advertising spending in the quarter.

General and administrative expenses were RMB12.4 million (US$2.0 million) for the second quarter of 2013, representing a marginal year-over-year increase from RMB12.3 million and a decrease of 15.8% from RMB14.8 million for the previous quarter. The sequential decrease was due to improved cost control.

Research and development expenses were RMB5.4 million (US$884,000) for the second quarter of 2013, representing a year-over-year increase of 31.2% from RMB4.1 million, and a slight increase from RMB5.3 million for the previous quarter. The year-over-year increase was primarily due to continued investment in product development in line with Jiayuan’s segmentation strategy and back-end system optimization to improve user experience and matching results.

Operating income for the second quarter of 2013 was RMB12.5 million (US$2.0 million), representing a decrease of 32.4% from RMB18.5 million for the corresponding quarter of 2012, and an increase of 33.5% from RMB9.4 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP operating income for the second quarter of 2013 was RMB16.0 million (US$2.6 million), representing a decrease of 15.8% compared to non-GAAP operating income of RMB19.0 million for the corresponding quarter of 2012 and an increase of 18.0% compared to non-GAAP operating income of RMB13.5 million for the previous quarter. The year-over-year decrease was due to higher selling and marketing expenses as well as R&D expenses. The sequential increase was a result of growth in the online business and better cost control.

Foreign currency exchange net gain for the second quarter of 2013 was RMB675,000 (US$110,000), compared to a foreign currency exchange net loss of RMB1.2 million for the corresponding quarter of 2012 and a foreign currency exchange net gain of RMB135,000 for the previous quarter. The foreign currency exchange net gain for the second quarter of 2013 was mainly attributable to RMB appreciation against the U.S. dollar during the period. Part of the proceeds from Jiayuan’s IPO was converted into RMB and is being held by its overseas entities whose functional currency is the U.S. dollar.

Net income for the second quarter of 2013 was RMB13.1 million (US$2.1 million), compared to RMB20.5 million for the corresponding quarter of 2012 and RMB7.9 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP net income for the second quarter of 2013 was RMB16.5 million (US$2.7 million), compared to RMB21.0 million for the corresponding quarter of 2012 and RMB12.1 million for the previous quarter.

Basic and diluted net income per ADS(5) for the second quarter of 2013 were RMB0.44 (US$0.07) and RMB0.43 (US$0.07), respectively, compared to basic and diluted net income per ADS of RMB0.66 and RMB0.64 for the corresponding quarter of 2012 and basic and diluted net income per ADS of RMB0.27 and RMB0.26, respectively, for the first quarter of 2013.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the second quarter of 2013 were RMB0.55 (US$0.09) and RMB0.54 (US$0.09), respectively, compared to non-GAAP basic and diluted net income per ADS of RMB0.67 and RMB0.65 for the corresponding quarter of 2012 and non-GAAP basic and diluted net income per ADS of RMB0.41 and RMB0.40, respectively, for the first quarter of 2013.

As of June 30, 2013, Jiayuan had cash and cash equivalents and short-term deposits of RMB511.0 million (US$83.3 million). Cash flows from operating activities for the second quarter of 2013 were RMB32.0 million (US$5.2 million).

In the second quarter of 2013, Jiayuan paid a special cash dividend in the amount of US$0.26 per ADS. The aggregate amount of this special cash dividend is US$7.8 million, which is 46.5% of Jiayuan’s non-GAAP net income generated in the third and fourth quarters of 2011 and full-year 2012. The Company defines non-GAAP net income as net income attributable to the Company excluding share-based compensation expenses.

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the second quarter of 2013 was 30.5 million. As of June 30, 2013, the Company had 32.7 million ADSs outstanding, including 0.5 million ADSs issued to the depository for future exercise of options.

Third Quarter 2013 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB125 million to RMB127 million for the third quarter of 2013. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

(5)  Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, August 21, 2013, at 8:00 p.m. U.S. Eastern Time (8:00 a.m. August 22, 2013 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

•	United States:	+1-845-6750-438
•	United States (Toll-free):	+1-855-5008-701
•	Hong Kong:	+852-3051-2745
•	China:	400-1200-654
•	International/All other regions:	+65-6723-9385

Passcode:	27586052

A replay of the conference call may be accessed by phone at the following number until August 28, 2013:

International:	+61-2-8199-0299

Passcode:	27586052

A live and archived webcast of the conference call will be available at http://ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2012, according to iResearch. Jiayuan recorded an average of 5.3 million monthly active user accounts in the second quarter of 2013. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Comprehensive Income” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

Beijing

Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Yue Yu
Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com

New York

Cindy Zheng
Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	June 30,	March 31,	June 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	401,093	397,195	434,583	70,809
Short-term deposits	203,783	145,594	76,443	12,455
Term deposits, current portion	—	10,000	10,000	1,629
Available-for-sale securities	—	5,088	5,128	836
Accounts receivable, net	27,808	26,420	35,328	5,756
Deferred tax assets	3,196	3,618	4,613	752
Prepaid expenses and other current assets	13,774	20,521	18,066	2,944
Total current assets	649,654	608,436	584,161	95,181
Non-current assets:
Term deposits	10,000	—	—	—

Property and equipment, net	25,138	99,109	102,030	16,624
Intangible assets, net	—	4,447	4,288	699
Goodwill	—	789	789	129
Total assets	684,792	712,781	691,268	112,633

LIABILITIES
Current liabilities:
Deferred revenue, current portion	96,394	111,430	120,693	19,665
Accounts payable	107	164	785	128
Accrued expenses and other current liabilities	31,087	29,216	35,277	5,748
Income tax payable	13,958	16,529	20,544	3,347
Total current liabilities	141,546	157,339	177,299	28,888
Non-current liabilities:
Deferred revenue, non-current portion	760	1,394	725	118
Deferred tax liabilities	—	763	1,770	288

Total liabilities	142,306	159,496	179,794	29,294

SHAREHOLDERS’ EQUITY
Ordinary shares	342	343	347	57
Additional paid-in capital	526,283	540,741	498,800	81,272
Less: Treasury shares	(21,951)	(63,776)	(71,740)	(11,689)
Statutory reserves	5,792	9,502	9,502	1,548
Retained earnings	33,722	71,119	84,179	13,716
Accumulated other comprehensive loss	(1,702)	(4,644)	(9,614)	(1,565)
Total shareholders’ equity	542,486	553,285	511,474	83,339

Total liabilities and shareholders’ equity	684,792	712,781	691,268	112,633

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	US$

Net revenues	99,376	111,509	119,270	19,433
Cost of revenues	(34,720)	(37,939)	(44,384)	(7,231)

Gross profit	64,656	73,570	74,886	12,202

Operating expenses:
Selling and marketing expenses	(29,774)	(44,120)	(44,523)	(7,254)
General and administrative expenses	(12,270)	(14,777)	(12,444)	(2,028)
Research and development expenses	(4,136)	(5,314)	(5,425)	(884)
Total operating expenses	(46,180)	(64,211)	(62,392)	(10,166)

Operating income	18,476	9,359	12,494	2,036

Interest income, net	3,628	2,260	2,459	401
Foreign currency exchange gain, net	(1,229)	135	675	110
Other income/(expenses), net	1,210	(322)	1,501	245
Income before income tax	22,085	11,432	17,129	2,792
Income tax expenses	(1,547)	(3,496)	(4,069)	(663)

Net income	20,538	7,936	13,060	2,129

Net income per ADS — Basic	0.66	0.27	0.44	0.07
Net income per ADS — Diluted	0.64	0.26	0.43	0.07

ADSs used in computing basic net income per ADS	31,189,651	29,887,038	29,856,349	29,856,349
ADSs used in computing diluted net income per ADS	32,189,392	30,599,249	30,475,950	30,475,950

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended June 30, 2012			Three Months Ended March 31, 2013			Three Months Ended June 30, 2013
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income	18,476	487	18,963	9,359	4,178	13,537	12,494	3,473	15,967
Net income	20,538	487	21,025	7,936	4,178	12,114	13,060	3,473	16,533
Basic net income per ADS	0.66		0.67	0.27		0.41	0.44		0.55
Diluted net income per ADS	0.64		0.65	0.26		0.40	0.43		0.54
ADSs used in computing basic net income per ADS	31,189,651		31,189,651	29,887,038		29,887,038	29,856,349		29,856,349
ADSs used in computing diluted net income per ADS	32,189,392		32,189,392	30,599,249		30,599,249	30,475,950		30,475,950

Note:

(a)       To adjust for share-based compensation expense.